

News Release
B2Gold Third Quarter 2021 Financial Results – Conference Call and Webcast Details

Vancouver, BC, November 1, 2021 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will release its third quarter 2021 financial results after the North American markets close on Tuesday, November 2, 2021.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 3, 2021, at 10:00am PDT/1:00pm EDT. You may access the call by dialing the operator at +1 (778) 383-7413 (Vancouver), +1 (416) 764-8659 (Toronto) or +1 (888) 664-6392 (North American toll free) prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or +1 (888) 390-0541 (North America toll free) (passcode 733464 #).

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries including Mali, Colombia, Burkina Faso, Finland and Uzbekistan.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
+1 604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
+1 604-681-8371
kbromley@b2gold.com